

Mail Stop 3561

November 24, 2015

<u>Via E-mail</u>
Mr. David G. Watkinson
Chief Executive Officer
Emgold Mining Corporation
789 West Pender Street, Suite 1010
Vancouver, B.C., V6H 1H2
Canada

Re: **Emgold Mining Corporation**
          Amendment No. 1 to Form 20-F for the Year Ended December 31, 2014
          Filed November 4, 2015
          Response dated November 4, 2015
          File No. 000-51411

Dear Mr. Watkinson:

We have reviewed your November 4, 2015 response to our comment letter and amendment and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 22, 2015 letter.

<u>Amendment No. 1 to Form 20-F for the Year Ended December 31, 2014</u>

<u>Exhibit F-1: Financial Statements</u>
<u>Exhibit F-2: Management's Discussion and Analysis</u>

1.   We note you have amended your filing to include three separate sets of annual Management's Discussion and Analysis ("MD&A") disclosures which contain repetitive and duplicative information. Please note that MD&A should be focused on the significant factors materially affecting your financial performance, and should not be unnecessarily lengthy or difficult to understand. Refer to Item 5.A of Form 20-F and the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, which can be found at

http://www.sec.gov/rules/interp/33-8350.htm   We also note that you have included three separate sets of financial statements, each covering a two-year period, to a similar effect. Please confirm that in future filings you will include one set of MD&A and one set of consolidated financial statements that covers all periods required to be presented, and does not include unnecessarily repetitive or duplicative disclosures.

You may contact James Giugliano at (202) 551-3319, or Angela Lumley at (202) 551-3398, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L.Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining